Contact

www.linkedin.com/in/fidelman
(LinkedIn)
www.fanaticsmedia.com
(Company)

Top Skills

Tokenization

Marketing

Marketing Strategy

Publications

What if Peter Drucker Taught
Enterprise 2.0 Strategy

The 7 Retirement Mistakes That
Finance Experts Tell Their Clients to
Avoid

Forbes

Socialized!

Socialized!

Patents

System and Method for Mobile
Electronic Loyalty Cards and
Consumer Tracking

Mark Fidelman

Co-Founder Smartblocks, tokenization, real world assets, Forbes top
25 CMO
Los Angeles, California, United States

Summary

As the Chief Revenue and Marketing Officer at Smartblocks, I
spearhead the global marketing and sales initiatives for a pioneering
firm that fractionalizes assets, offering unparalleled control and
flexibility to shareholders. With a robust 14-year background in the
blockchain and eCommerce landscapes, I possess an in-depth
grasp of how to capitalize on the advantages of fractionalization,
security shares, and the blockchain ecosystem for enterprises and
institutions.

My core skill set encompasses the formulation and presentation
of analytics/KPI dashboards, the orchestration of data-centric
marketing blueprints, the implementation of avant-garde solutions to
amplify brand equity and corporate expansion, and the leadership
of high-caliber teams across multifaceted markets. My track record
is nothing short of stellar, having catalyzed exponential revenue
growth, market penetration, and brand prominence for multiple
eCommerce giants, cumulatively exceeding $1 billion in revenue.

Experience

Smartblocks
3 years 2 months

Co-Founder / CMO
July 2023 - Present (8 months)
Dubai, United Arab Emirates

(Pre-Launch) Pioneering the Future of Real Estate Investments in the USA and
UAE

Http://www.smartblocks.xyz

Chief Revenue and Marketing Officer (CRO / CMO)
January 2021 - Present (3 years 2 months)
Los Angeles Metropolitan Area

Smartblocks tokenizes assets to give you more control and flexibility with your shareholders. We enable you to automate, reduce administrative cost, fractionalize and increase liquidity through trading on exchanges and the DEFI ecosystem. We manage the full lifecycle for minting, burning, and promoting of the token.

Fanatics Media
Chief Marketing and Sales Officer
2012 - Present (12 years)
Greater Los Angeles Area

Work as a CMO for several eCommerce companies driving sales of over $1 billion in revenue.

LeadPoint, Inc.
Chief Marketing Officer
2017 - 2018 (1 year)
Greater Los Angeles Area

Forbes.com
Forbes Columnist and Contributor
February 2012 - October 2016 (4 years 9 months)
Greater San Diego Area

I authored The SOCIALIZED and MOBILIZED column for Forbes.com because it gave me an open door to the top business executives in the world. http://blogs.forbes.com/markfidelman/

harmon.ie
Vice President Sales and Marketing
2011 - 2012 (1 year)
Americas

MindTouch, Inc.
Executive Vice President of Sales
2009 - 2011 (2 years)
Greater San Diego Area

Axon
Executive Vice President of Sales (Section 16 Officer)
2008 - 2009 (1 year)
Phoenix, Arizona Area

The Wire Group
Vice President of Sales and Marketing
2006 - 2008 (2 years)
Bangalore, India and Singapore

A.T. Kearney
Principal Consultant
2000 - 2006 (6 years)

___

Education

University of San Francisco
BS, Business, Economics